UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974V107	13D

(1)	NAMES OF REPORTING PERSONS Realogy Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 6,973,142 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 6,973,142 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,142 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 4,493,423 shares of the Issuer’s Common Stock and 2,479,719 shares of the Issuer’s Common Stock issuable upon exercise of stock options. Beneficial ownership of the Issuer’s Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the tender and voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 21,832,783 shares of the Issuer’s Common Stock outstanding as of July 14, 2014, as set forth in the merger agreement described in Item 4 hereof.

CUSIP No. 98974V107	13D

(1)	NAMES OF REPORTING PERSONS Honeycomb Acquisition, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 6,973,142 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 6,973,142 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,142 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 4,493,423 shares of the Issuer’s Common Stock and 2,479,719 shares of the Issuer’s Common Stock issuable upon exercise of stock options. Beneficial ownership of the Issuer’s Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the tender and voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 21,832,783 shares of the Issuer’s Common Stock outstanding as of July 14, 2014, as set forth in the merger agreement described in Item 4 hereof.

Introduction

Item 1.	Security and Issuer.

This initial Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of ZipRealty, Inc., a Delaware corporation (“ZipRealty” or the “Issuer”). The principal executive offices of ZipRealty are located at 2000 Powell Street, Suite 300, Emeryville, California 94608.

The Reporting Persons (as defined in Item 2 below) have entered into a Joint Filing Agreement, dated July 18, 2014 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1, pursuant to which such Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of (i) Realogy Group LLC, a Delaware limited liability company (“Realogy”), and (ii) Honeycomb Acquisition, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Realogy (“Purchaser”). Realogy and Purchaser are sometimes referred to collectively herein as the “Reporting Persons,” and each as a “Reporting Person.”

Realogy was incorporated in Delaware in 2006. Realogy’s principal business and principal executive offices are located at 175 Park Avenue, Madison, New Jersey 07940. The telephone number of Realogy’s principal executive offices is (973) 407-2000. Realogy is a global leader in residential real estate franchising with company-owned real estate brokerage operations doing business under its franchise systems as well as relocation and title services. Realogy’s brands and business units include Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, The Corcoran Group®, ERA®, Sotheby’s International Realty®, NRT LLC, Cartus and Title Resource Group. Collectively, Realogy’s franchise system members operate approximately 13,600 offices with 247,000 independent sales associates doing business in 104 countries around the world.

Purchaser was incorporated in Delaware on July 3, 2014. Purchaser’s principal business and principal executive offices are located at 175 Park Avenue, Madison, New Jersey 07940. The telephone number of Purchaser’s principal executive offices is (973) 407-2000. Purchaser has not engaged in any activities to date other than those activities incidental to its formation, commencement of the Offer (as defined in Item 4 below) and entry into the Merger Agreement (as defined in Item 4 below) and the transactions contemplated by the Merger Agreement.

A chart setting forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is attached hereto as Schedule A and is incorporated herein by reference.

During the last five years, neither of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As a result of the execution of the Tender and Voting Agreement (as defined in Item 4 below), each of the Reporting Persons may be deemed to have acquired beneficial ownership of 6,973,142 Shares to the extent provided therein. Neither Reporting Person paid any consideration to the Tendering Stockholders (as defined in Item 4 below) in connection with the execution and delivery of the Tender and Voting Agreement. The Tender and Voting Agreement is described in more detail below in Item 4 of this Schedule 13D.

The Reporting Persons will need approximately $170,000,000 to purchase all Shares validly tendered and not withdrawn in the Offer, to pay the consideration in connection with the Merger and to pay related fees and expenses. Realogy will provide Purchaser with sufficient funds to make such payments. The funds to make such payments are expected to come from Realogy’s cash on hand, cash equivalents and borrowings under its existing revolving credit facility pursuant to the Amended and Restated Credit Agreement, dated as of March 5, 2013, by and among Realogy Intermediate Holdings LLC, Realogy, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and Goldman Sachs Lending Partners LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Credit Agricole Corporate and Investment Bank, as co-syndication agents and co-documentation agents, as amended, which is filed as Exhibit 10.1 hereto and incorporated by reference in this Item 3.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

Merger Agreement and Tender Offer

On July 15, 2014, Purchaser, Realogy and ZipRealty entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser intends to commence a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $6.75 per share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”). Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer and subject to the approval of ZipRealty’s stockholders (if required by applicable law): (i) Purchaser will be merged with and into ZipRealty, and ZipRealty will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned indirect subsidiary of Realogy (the “Merger”); and (ii) each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in treasury or owned by Realogy, Purchaser or any of their subsidiaries or any Shares held by stockholders who validly exercise their appraisal rights) will be converted into the right to receive in cash an amount per Share equal to the Offer Price. The purpose of the Offer and the Merger is to enable Realogy to acquire control of ZipRealty by acquiring all of the outstanding Shares.

From and after the effective time of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser at the effective time of the Merger will be the directors of the Surviving Corporation. At the effective time of the Merger, the certificate of incorporation and bylaws of Purchaser in effect at the effective time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Tender and Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, Realogy and Purchaser entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with all of ZipRealty’s directors and executive officers, in their capacity as stockholders of ZipRealty, and six other ZipRealty stockholders named therein (the “Tendering Stockholders”).

Pursuant to the Tender and Voting Agreement, the Tendering Stockholders have agreed, among other things, to (i) be present, in person or by proxy, at any annual or special ZipRealty stockholder meeting, or any adjournment or postponement thereof and (ii) vote all Shares as to which the Tendering Stockholders have voting power (to the extent such Shares have not been purchased in the Offer): (a) in favor of the adoption of the Merger Agreement; (b) in favor of the approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the meeting is held; (c) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement; (d) against any proposal that would in any respect impede, interfere with or prevent the consummation of the Merger or any other transactions contemplated by the Merger Agreement; and (e) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Tendering Stockholders under the Tender and Voting Agreement.

In addition, the Tendering Stockholders have agreed to validly tender the Shares beneficially owned by them in the Offer, including any additional Shares that they may acquire after the date of the Tender and Voting Agreement. The Tendering Stockholders may not withdraw any Shares tendered in the Offer pursuant to the Tender and Voting Agreement.

The Tendering Stockholders have also irrevocably appointed Realogy as their attorney-in-fact and proxy for and in their name, place and stead to attend and represent the Tendering Stockholders at all ZipRealty stockholder meetings, to vote, or issue instructions to the record holder to vote, the Tendering Stockholders’ Shares in accordance with the provisions described above, and to grant or withhold, or to issue instructions to the record holder to grant or withhold, all written consents with respect to such Shares at any ZipRealty stockholder meeting.

The Tender and Voting Agreement will terminate upon the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms. Neither Reporting Person paid any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. The purpose of the Tender and Voting Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The description of the Tender and Voting Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) and (b) Based on information provided by the Tendering Stockholders, such Tendering Stockholders beneficially owned an aggregate of 6,973,142 Shares, including 4,493,423 Shares and 2,479,719 Shares issuable upon exercise of stock options held by the Tendering Stockholders (all of which are subject to the Tender and Voting Agreement), as of July 15, 2014, which represented approximately 31.9% of the outstanding Shares as of such date (based on 21,832,783 Shares outstanding as of July 14, 2014, as set forth in the Merger Agreement described in Item 4 hereof). To the extent provided in the Tender and Voting Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power over such Shares.

Other than the Shares that may be deemed to be beneficially owned by the Reporting Persons by virtue of the Tender and Voting Agreement, the Reporting Persons do not beneficially own any Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, neither the Reporting Persons nor any person listed on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Tendering Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3, Item 4 and Item 5 is incorporated by reference in this Item 6.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement, the Tender and Voting Agreement and the Joint Filing Agreement.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement by and between Realogy Group LLC and Honeycomb Acquisition, Inc., dated as of July 18, 2014.

Exhibit Number	Description

2	Agreement and Plan of Merger, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).

3	Tender and Voting Agreement, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and certain stockholders of ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).

10.1	Amended and Restated Credit Agreement, dated as of March 5, 2013, by and among Realogy Intermediate Holdings LLC, Realogy Group LLC, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and Goldman Sachs Lending Partners LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Credit Agricole Corporate and Investment Bank, as co-syndication agents and co-documentation agents, as amended (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Realogy Holdings Corp. and Realogy Group LLC on May 1, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 18, 2014

REALOGY GROUP LLC

By:	/s/ Anthony E. Hull

Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

HONEYCOMB ACQUISITION, INC.

By:	/s/ Anthony E. Hull

Name:	Anthony E. Hull
Title:	Executive Vice President and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement by and between Realogy Group LLC and Honeycomb Acquisition, Inc., dated as of July 15, 2014.

2	Agreement and Plan of Merger, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).

3	Tender and Voting Agreement, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and certain stockholders of ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).

10.1	Amended and Restated Credit Agreement, dated as of March 5, 2013, by and among Realogy Intermediate Holdings LLC, Realogy Group LLC, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and Goldman Sachs Lending Partners LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Credit Agricole Corporate and Investment Bank, as co-syndication agents and co-documentation agents, as amended (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Realogy Holdings Corp. and Realogy Group LLC on May 1, 2013).

SCHEDULE A

MANAGERS AND EXECUTIVE OFFICERS OF REALOGY GROUP LLC

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each manager and executive officer of Realogy. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Realogy. The business address of each manager and officer is Realogy Group LLC, 175 Park Avenue, Madison, New Jersey 07940. All managers and executive officers listed below are United States citizens.

Name	Current Principal Occupation or Employment
Raul Alvarez	Manager at Realogy; Chairman and Representative Director at Skylark Co., Ltd.; Director at Dunkin’ Brands Group, Inc., Lowe’s Companies, Inc. and Eli Lilly and Company.

Marc E. Becker	Manager at Realogy; Partner at Apollo Management V, L.P, Apollo Management VI, L.P., and Apollo Management VII, L.P.; Director at Affinion Group, Inc., Affinion Group Holdings, Inc., Apollo Residential Mortgage, Inc., Vantium Management, L.P., and Novitex Holdings, Inc.

Dea Benson	Senior Vice President, Chief Accounting Officer and Controller at Realogy; Senior Vice President at Purchaser.

Jessica M. Bibliowicz	Manager and member of the Audit Committee at Realogy; senior advisor at Bridge Growth Partners; Director at The Asia Pacific Fund, Inc. and Sotheby’s.

Donald J. Casey	President and Chief Executive Officer at the Title and Settlement Services segment of Realogy (known as Title Resource Group or TRG).

Fiona P. Dias	Manager at Realogy; Chief Strategy Officer at ShopRunner; Director of Advance Auto Parts, Inc.

V. Ann Hailey	Manager and Chair of Audit Committee at Realogy; Director, Chair of the Audit Committee and member of the Board Affairs and Nominating Committee at W.W. Grainger, Inc.; Director and member of the Audit Committee and the Finance Committee at Avon Products, Inc.

Anthony E. Hull	Executive Vice President, Chief Financial Officer and Treasurer at Realogy; Executive Vice President and Treasurer at Purchaser.

Name	Current Principal Occupation or Employment
Kevin J. Kelleher	President and Chief Executive Officer at the Relocation Services segment of Realogy (known as Cartus).

Alexander E. Perriello, III	President and Chief Executive Officer at the Real Estate Franchise Services segment of Realogy (known as Realogy Franchise Group or RFG); Director, Chairman of the Board, President and Chief Executive Officer at Purchaser.

Richard A. Smith	President, Chief Executive Officer and Chairman of the Board.

Seth I. Truwit	Senior Vice President, Legal and Assistant Secretary at Realogy; Senior Vice President and Assistant Secretary at Purchaser.

Marilyn J. Wasser	Executive Vice President, General Counsel and Corporate Secretary at Realogy; Executive Vice President and Secretary at Purchaser.

David J. Weaving	Executive Vice President and Chief Administrative Officer at Realogy; Executive Vice President of Purchaser.

Brett White	Manager at Realogy; Director at Edison International, California Edison Company and Ares Commercial Real Estate Corporation.

Michael J. Williams	Manager and member of the Audit Committee at Realogy; Senior Advisor at Sterling Partners; Chief Executive Officer and Chairman of the Board of Directors at Prospect Mortgage LLC.

Bruce Zipf	President and Chief Executive Officer of NRT LLC.

DIRECTORS AND EXECUTIVE OFFICERS OF HONEYCOMB ACQUISITION, INC.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Purchaser. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is Realogy Group LLC, 175 Park Avenue, Madison, New Jersey 07940. All directors and executive officers listed below are United States citizens.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Dea Benson	Senior Vice President at Purchaser; Senior Vice President, Chief Accounting Officer and Controller at Realogy.

Anthony E. Hull	Executive Vice President and Treasurer at Purchaser; Executive Vice President, Chief Financial Officer and Treasurer at Realogy.

Alexander E. Perriello, III	Director, Chairman of the Board, President and Chief Executive Officer at Purchaser; President and Chief Executive Officer at the Real Estate Franchise Services segment of Realogy (known as Realogy Franchise Group or RFG).

Seth I. Truwit	Senior Vice President and Assistant Secretary at Purchaser; Senior Vice President, Legal and Assistant Secretary at Realogy.

Marilyn J. Wasser	Executive Vice President and Secretary at Purchaser; Executive Vice President, General Counsel and Corporate Secretary at Realogy.

David J. Weaving	Executive Vice President of Purchaser; Executive Vice President and Chief Administrative Officer at Realogy.